Exhibit 12.1

SunGard Data Systems Inc.

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in millions)

	Three Months Ended March 31,
	2008		2009
Fixed charges
Interest expense	$139		$141
Amortization of debt issuance costs and debt discount	9		10
Portion of rental expense representative of interest	18		20

Total fixed charges	$166		$171

Earnings
Income (loss) before income taxes	$(40)		$(43)
Fixed charges per above	166		171

Total earnings	$126		$128

Ratio of earnings to fixed charges		*		*

*	Earnings for the three months ended March 31, 2008 and 2009 were inadequate to cover fixed charges by $40 million and $43 million, respectively.